IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD'S GROSS PROFIT INCREASES 438% IN FIRST QUARTER

Gold Production up 12%, as Westwood Turns a Corner

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2017 for more information.

Toronto, Ontario, May 9, 2017 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended March 31, 2017.

"It was an outstanding quarter," said Steve Letwin, President and CEO of IAMGOLD. "Gold production increased by 12% as all owner-operator sites recorded increases. Notably, Westwood doubled its production over the preceding year. Gross profit rose by 438% to $35 million due to higher sales volume and a slight increase in realized gold prices. Net operating cash flow also increased, and we strengthened our balance sheet by reducing our debt and extending the maturity date to 2025.

"We executed on several growth initiatives in the quarter, including the continuing ramp-up of Westwood production, buoyed by regulatory approval of the reopening of the mining block affected by the fall of ground two years ago; continuing high grade drilling results at Saramacca; the acquisition of the remaining interest in the Siribaya project; a power purchase agreement at Essakane for the development of a 15MW solar power project; and the advancement of the pre-feasibility study for Côté Gold."

First Quarter 2017 Highlights

Operating Performance

- Attributable gold production of 214,000 oz, up 23,000 ounces from Q1/16.
- Cost of sales[1] of $769/oz sold, down 7% from Q1/16.
- All-in sustaining costs[2] of $992/oz sold, down 8% from Q1/16.
- Total cash costs[2] of $766/oz produced, up 3% from Q1/16.
- Gold margin[2] of $464/oz, up $22/oz from Q1/16.
- Maintaining 2017 production and cost guidance.

Financials

- Gross profit of $35.0 million, up $28.5 million from Q1/16.
- Net loss of $18.0 million ($0.04 per share), down from net earnings of $53.1 million ($0.13 per share) in Q1/16, primarily due to a loss of $20.2 million on the 6.75% senior unsecured notes in the first quarter 2017 and a gain of $72.9 million on the sale of gold bullion in the same prior year period.
- Adjusted net earnings from continuing operations[2] of $5.1 million ($0.01 per share[2]), up $12.4 million ($0.03 per share) from Q1/16.
- Net cash from operating activities of $68.3 million, up $16.9 million from Q1/16.
- Net cash from operating activities before changes in working capital[2] of $85.8 million, up $34.1 million from Q1/16.
- Cash, cash equivalents and restricted cash of $1,184.7 million as at March 31, 2017 (includes $505.6 million used to redeem IAMGOLD's $489.1 million of outstanding 6.75% senior unsecured notes due in 2020 on April 3, 2017).

Developments

- On March 16, 2017, completed a $400 million senior notes offering bearing interest at 7.00% due in 2025. Subsequently, on April 3, 2017, used the net proceeds from the offering and existing cash to redeem the 6.75% senior unsecured notes for $505.6 million. Concurrently, S&P Global Ratings

assigned a rating of "B+" to the Notes while upgrading IAMGOLD's Corporate credit rating to "B+" from "B".

- On March 21, 2017, received approval from provincial regulators in Quebec to resume mining in the 104 block of the Westwood mine which had been affected by a seismic event in May 2015. As a result, we expect to operate at normal production levels and will no longer normalize production costs after the first quarter 2017.
- On March 29, 2017, announced results from ongoing 2017 infill drilling program at Saramacca, with highlights including: 40.91 g/t Au over 60.5 metres, including 75.91 g/t Au over 19.5 metres; and 5.33 g/t Au over 52.6 metres.
- On March 3, 2017, entered into a power purchase agreement for the development of a 15 MW solar power plant for the Essakane mine in Burkina Faso. The agreement is for an initial period of up to 15 years, with construction expected to commence during the second quarter and commissioning expected by the end of 2017.
- The Côté Gold project pre-feasibility study ("PFS") is progressing on schedule and in line with the development layout disclosed in the February 2017 Preliminary Economic Assessment. The field programs and technical sub-studies being undertaken to support the PFS are largely complete and cost estimating is well underway. We continue to expect the Côté Gold PFS to be completed by late second quarter 2017.
- Issued 3.4 million flow-through common shares for net proceeds of $15.1 million.
- On February 28, 2017, increased our ownership in Merrex Gold Inc. to 100%, which gives us 100% ownership of the Siribaya project in Mali.
- On March 2, 2017, participated in INV Metals Inc.'s public equity offering which allowed us to maintain our 35.6% ownership in INV Metals.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended March 31,	
Financial Results ($ millions, except where noted)	**2017**	2016
Revenues	$ 260.5	$ 219.7
Cost of sales	$ 225.5	$ 213.2
Gross profit	$ 35.0	$ 6.5
Net earnings (loss) attributable to equity holders of IAMGOLD	$ (18.0)	$ 53.1
Net earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$ (0.04)	$ 0.13
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$ 5.1	$ (7.3)
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$ 0.01	$ (0.02)
Net cash from operating activities	$ 68.3	$ 51.4
Net cash from operating activities before changes in working capital[1]	$ 85.8	$ 51.7
Key Operating Statistics		
Gold sales – attributable (000s oz)	212	191
Gold production – attributable (000s oz)	214	191
Average realized gold price[1] ($/oz)	$ 1,230	$ 1,188
Cost of sales[2] ($/oz)	$ 769	$ 827
Total cash costs[1] ($/oz)	$ 766	$ 746
All-in sustaining costs[1] ($/oz)	$ 992	$ 1,084
Gold margin[1] ($/oz)	$ 464	$ 442

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] Cost of sales, excluding depreciation, as disclosed in note 27 of the Company's consolidated interim financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and doesn't include Joint Ventures which are accounted for on an equity basis.

FIRST QUARTER 2017 HIGHLIGHTS

Financial Performance

- Revenues for the first quarter 2017 were $260.5 million, up $40.8 million or 19% from the same prior year period primarily due to higher sales volume at Westwood ($12.1 million), Rosebel ($11.3 million) and Essakane ($8.2 million), and a higher realized gold price ($9.0 million).

- Cost of sales for the first quarter 2017 were $225.5 million, up $12.3 million from the same prior year period. The increase was primarily due to higher operating costs ($9.2 million), higher depreciation ($1.9 million) and higher royalty expense ($1.2 million). Operating costs were higher primarily as a result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock.

- Depreciation expense for the first quarter 2017 was $63.4 million, up 3% from the same prior year period primarily due to higher amortization of capitalized stripping at Essakane and higher production, partially offset by higher reserves at Essakane.

- Income tax expense for the first quarter 2017 was $8.7 million, up $2.7 million from the same prior year period. The income tax expense for the first quarter 2017 comprised current income tax expense of $11.4 million (March 31, 2016 - $1.2 million) and deferred income tax recovery of $2.7 million (March 31, 2016 - deferred income tax expense of $4.8 million). The increase in income tax expense in 2017 was primarily due to differences in the level of taxable income in our operating jurisdictions from one period to the next and to changes to deferred income tax assets and liabilities as a result of fluctuations in foreign exchange.

- Net loss attributable to equity holders for the first quarter 2017 was $18.0 million ($0.04 per share), down from net earnings attributable to equity holders of $53.1 million ($0.13 per share) for the same prior year period. The decrease of $71.1 million or $0.17 per share was mainly due to the gain on the sale of gold bullion from 2016 ($72.9 million), a loss on the 6.75% senior unsecured notes ($20.2 million) and higher exploration expenses ($4.9 million), partially offset by higher gross profit ($28.5 million) and lower other expenses ($4.8 million).

- Adjusted net earnings attributable to equity holders[2] for the first quarter 2017 were $5.1 million ($0.01 per share[2]), up from an adjusted net loss of $7.3 million ($0.02 per share) for the same prior year period.

- Net cash from operating activities for the first quarter 2017 was $68.3 million, up $16.9 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($30.6 million) and lower net settlement of derivatives ($4.9 million), partially offset by a change in the movement of non-cash working capital ($17.2 million).

- Net cash from operating activities before changes in working capital[2] for the first quarter 2017 was $85.8 million, up $34.1 million from the same prior year period.

Financial Position

- Cash, cash equivalents and restricted cash were $1,184.7 million as at March 31, 2017, including $505.6 million used to redeem IAMGOLD's 6.75% senior notes on April 3, 2017. The $422.0 million increase from December 31, 2016 was due to net proceeds from the issuance of Notes ($393.6 million), cash generated from operating activities ($68.3 million), and proceeds from the issuance of flow-through shares ($15.1 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($46.0 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, for the first quarter 2017 was 214,000 ounces, up 23,000 ounces from the same prior year period. The increase was due to higher throughput and grades at both Westwood (15,000 ounces) and Rosebel (6,000 ounces) and higher throughput at Essakane (5,000 ounces), partially offset by lower grades at Sadiola (3,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 212,000 ounces for the first quarter 2017, up 21,000 ounces from the same prior year period, primarily due to higher sales at Westwood(10,000 ounces), Rosebel (9,000 ounces) and Essakane (6,000 ounces), partially offset by lower sales at our Joint Ventures (4,000 ounces).

- Cost of sales[1] per ounce sold for the first quarter 2017 of $769 was down 7% from the same prior year period due to the factors noted in the cost of sales discussion under the Financial Performance section above.

- Total cash costs[2] per ounce produced for the first quarter 2017 of $766 an ounce were up 3% from the same prior year period primarily as a result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock, partially offset by higher production.

- All-in sustaining costs[2] per ounce sold were $992 for the first quarter 2017, 8% lower than the same prior year period as a result of lower sustaining capital expenditures.

- Cash costs and all-in sustaining costs for Q1 2017 included a reduction of $3 per ounce ($32/oz for Q1 2016) for the normalization of costs and revised ramp-up at Westwood and realized derivative losses of $nil per ounce sold ($10/oz for Q1 2016).

Commitment to Zero Harm Continues

- The DART rate[3], representing the frequency of all types of serious injuries across IAMGOLD for the first quarter 2017 was 0.40, below our target of 0.56. Unfortunately, we had a fatality of an employee at the Westwood mine during the first quarter 2017.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

Three months ended March 31,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce sold)		Total Cash Costs[3] ($ per ounce produced)		All-in Sustaining Costs[3] ($ per ounce sold)	
	2017	2016	2017	2016	2017	2016	2017	2016
Owner-operator								
Essakane (90%)	93	88	$ 793	$ 754	$ 766	$ 691	$ 973	$ 1,116
Rosebel (95%)	74	68	737	815	727	768	886	955
Westwood (100%)[2]	30	15	792	1,236	759	857	965	890
	197	171	$ 769	$ 827	750	736	990	1,111
Joint Ventures	17	20			962	833	1,011	852
Total operations	214	191			$ 766	$ 746	$ 992	$ 1,084
Cost of sales[1] ($/oz)			$ 769	$ 827				
Cash costs, excluding royalties					$ 715	$ 694		
Royalties					51	52		
Total cash costs[3]					$ 766	$ 746		
All-in sustaining costs[3]							$ 992	$ 1,084

[1] Cost of sales, excluding depreciation, as disclosed in note 27 of the Company's consolidated interim financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2] Cost of sales per ounce sold for Westwood does not consider the impact of normalization of costs and revised ramp-up for the three months ended March 31, 2017 of $25 per ounce (three months ended March 31, 2016 - $343).

[3] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the Q1 2017 MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production of 93,000 ounces for the first quarter 2017 was 6% higher than the same quarter 2016 due to higher throughput, partially offset by lower grades and recoveries. The 27% increase in mill throughput, despite the proportion of hard rock climbing from 79% to 83%, was the result of reduced maintenance downtime. Mill throughput has increased for the fifth consecutive quarter. A new SAG mill liner design has allowed for an increase in grinding capacity and mill speed without risk of damage to the liners.

Due to mine sequencing, lower grade stockpiles were processed in the first quarter 2017 compared to higher grade ore from the bottom of the pit in the same prior year period. Additionally, mining activities were lower compared to the same prior year period as a result of decreased equipment availability. Several initiatives are underway at Essakane to improve mining efficiency, in addition to the commissioning of one additional loader and two additional production drills.

Recoveries continue to be affected by the high graphite content in the ore. A geometallurgical study, begun last year to help better identify where there are pockets of graphitic material in the ore zones, is expected to be completed in the second quarter this year. Additionally, Essakane is in the preliminary engineering stage of adding an oxygen plant to the circuit. The oxygen plant is expected to increase recoveries through improved kinetics and improve the efficiency of the circuit by reducing reagents consumption.

Cost of sales per ounce sold for the first quarter 2017 was $793, compared to $754 in same prior year period. The 5% increase was primarily the result of lower capitalized stripping due to mine sequencing and higher processing costs due to harder rock, partially offset by higher sales.

During the quarter, Essakane entered into a power purchase agreement for the development of a 15 MW solar power plant. The agreement is for an initial period of up to 15 years. Construction is expected to begin in the second quarter with commissioning by the end of 2017. The solar plant will be integrated with the existing 57MW HFO plant, and is expected to save approximately six million liters of fuel and reduce CO_2 emissions by 18,500 tonnes annually.

All-in sustaining costs per ounce sold for the first quarter 2017 were $973 compared to $1,116 in the same prior year period. The 13% decrease was primarily due to lower sustaining capital expenditures. All-in sustaining costs in the first quarter 2017 included $1 per ounce for realized derivative losses compared to $10 per ounce in the same quarter 2016.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Rosebel produced 74,000 attributable ounces in the first quarter 2017; up 9% from the same prior year period. The increase was due to higher throughput and grades, partially offset by lower recoveries.

Mill throughput increased by 4% in the first quarter 2017, despite the proportion of hard rock increasing from 35% to 47%. The processing of hard rock improved as a result of major mill improvements in 2016, including the installation of a secondary crusher and power flex drive combined with the new liner design. To further increase hard rock processing capacity, Rosebel is also planning to commission a second stage pebble crusher during the latter part of 2017. Higher grades were due to mine sequencing and the draw down of higher grade stockpiles compared to the same prior year period, while lower recoveries were due to mill maintenance which resulted in lower leach kinetics. Mining activities were lower compared to the same prior year period due to increased hauling distances as a greater proportion of ore was sourced further away from the mill, harder rock, and an increased level of rainfall.

Due to design optimization as well as drilling and blasting initiatives, Rosebel was able to significantly reduce the consumption of explosives compared to the prior year period without compromising results, resulting in both cost savings and a reduction in the dilution factor.

Cost of sales per ounce sold for the first quarter 2017 was $737 compared to $815 in the same prior year period. The 10% decrease was primarily due to higher sales, partially offset by higher realized fuel prices.

All-in sustaining costs per ounce sold for the first quarter 2017 were $886 compared to $955 in the same prior year period. The 7% decrease was primarily due to lower sustaining capital expenditures and lower

cost of sales. The impact per ounce from realized derivative losses in the first quarter 2017 was $nil compared to $9 in Q1 2016.

Based on the encouraging results from the 2016 drilling program on the Saramacca property, we commenced a follow-up infill diamond drilling program in the first quarter to further define and confirm continuity of the key mineralized structures. The first assay results from this program continue to confirm wide intervals of high grade mineralization. Highlights include: 40.91 g/t Au over 60.5 metres, including 75.91 g/t Au over 19.5 metres, and 5.33 g/t Au over 52.6 metres (see news release dated March 29, 2017). To date, the mineralized zone remains open along strike and at depth. Further assay results will be reported as they are received, validated and compiled. The drilling results will be incorporated into a deposit model to support an initial National Instrument 43-101 resource estimate expected to be completed by the third quarter 2017.

To further maximize reserves, Rosebel continues to focus on near-pit exploration, with priority given to zones in the northern trend due to their proximity to the mill.

Westwood Mine - Canada (IAMGOLD interest - 100%)

In March 2017, all required documentation to support the reopening of the 104 block that had been affected by the seismic event in 2015, including the geomechanical risk management plan, was submitted to the governing body. On March 21, 2017, Westwood received approval from provincial regulators in Quebec to resume mining activities in the area.

Gold production of 30,000 ounces in the first quarter 2017 was double that of the same period last year. This was primarily due to the continued ramp-up resulting in higher throughput and higher grades from mining the 132 level.

Underground development to open up access to new mining areas continued in the first quarter 2017. Approximately 5,100 and 700 metres of lateral and vertical development, respectively, was completed, averaging 65 metres per day. Westwood plans to complete 20 kilometres of underground development in 2017, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales was $792 per ounce sold, 36% lower than the same period last year mainly due to higher sales.

Total cash costs per ounce produced for the first quarter 2017 were $759 compared to $857 in the same prior year period.

All-in sustaining costs per ounce sold were $965 for the first quarter 2017 compared to $890 in the same prior year period. The 8% increase in all-in sustaining costs was primarily due to higher sustaining capital and lower normalization, partially offset by higher sales volume and lower cost of sales.

In accordance with International Financial Reporting Standards, costs attributed to inventory for the first quarter 2017 were reduced by $0.7 million, compared with $6.1 million in the same prior year period, to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. As a result, total cash costs and all-in sustaining costs for the first quarter 2017 were reduced by $23 per ounce produced and $25 per ounce sold, compared with $418 per ounce produced and $343 per ounce sold in the same prior year period.

The Company does not expect to continue normalizing total cash costs and all-in sustaining costs as the operations reached normal production levels at the beginning of the second quarter 2017.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the first quarter 2017 of 16,000 ounces was 16% lower than the same prior year period as a result of lower grades, partially offset by increased throughput. All-in sustaining costs per ounce sold for the first quarter 2017 were $1,016 compared with $821 in the same prior year period, reflecting the decrease in sales with the lower production.

We expect Sadiola to continue mining oxides into early 2018 and processing oxides into early 2019. We intend to move ahead with the Sadiola Sulphide project, with construction commencing upon the Government of Mali's renewal of construction and operating permits, the power agreement and fiscal terms related to the project. An optimization study is being completed to refine project economics.

(Refer to the Q1 2017 MD&A for further details.)

In the first quarter 2017, we spent $14.2 million on exploration and project studies, of which $10.9 million was expensed and $3.3 million capitalized. This compared to $9.9 million in the same prior year period. The following summarizes the status of our most advanced projects:

Wholly-Owned Projects

Boto - Senegal

During the first quarter 2017, approximately 7,700 metres of diamond drilling were completed to follow up encouraging results from the 2016 drilling program at the Malikoundi deposit as well as to further explore for additional mineral resources along known mineralized trends associated with the Boto 5 and 6 zones. The results of this drilling will be incorporated into a revised geological model to support an updated resource estimate in 2017. Technical and environmental studies are ongoing to advance the economic evaluation of the project.

Pitangui - Brazil

In late 2016, we received the necessary permits to complete drilling of the interpreted up-plunge extension of the São Sebastião deposit within a densely vegetated area. As such, the focus of the 2017 exploration drilling program will be to evaluate the up-plunge extension area for additional resources. Just over 2,300 metres of diamond drilling were completed in the first quarter and the results will be used to update the mineral resources in 2017. Technical and environmental studies continue to be underway to advance the economic evaluation of the project.

Siribaya - Mali

On February 28, 2017, IAMGOLD acquired, in an all share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options that it did not already own of Merrex. Merrex is a Canadian junior exploration company that owns a 50% interest in the Siribaya project in Mali. Including its 50% previous ownership, IAMGOLD now has a 100% interest in the Siribaya project. IAMGOLD issued an aggregate of 6.9 million common shares, amounting to 1.5% of its issued and outstanding shares immediately prior to completion of the transaction. The total purchase price amounted to $27.5 million, which included transaction costs of $0.2 million and is net of cash and cash equivalents acquired of $0.1 million.

During the first quarter, approximately 6,300 metres of diamond and reverse circulation drilling were completed. The drilling program is designed to follow up the encouraging results from the 2016 drilling program with the objectives to increase confidence in the known mineralized zones at the Diakha deposit and to extend mineralization north and southward along strike. The results will be used to update the mineral resources in 2017.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the first quarter 2017, just over 8,600 metres of diamond drilling were completed to better define and extend the 325-Megane zone, and also to drill test a possible second zone discovered in 2016 located north of the 325-Megane zone. Assay results will be reported once they are received, validated and compiled. The drill results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate in 2017, if results merit.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

During the first quarter 2017, assay results were reported from drilling completed in the fourth quarter 2016, comprised of five diamond drill holes totaling 2,225 metres. The program targeted a newly discovered mineralized zone located north of the previously known Liam zone. Highlights include: 15.6 metres grading 2.17 g/t Au, 12.7 metres grading 1.76 g/t Au, 6.4 metres grading 12.34 g/t Au and 20.3 metres grading 1.69 g/t Au (see Vanstar news release dated March 14, 2017).

Approximately 6,900 metres of diamond drilling were also completed during the quarter to follow up on the encouraging results from the 2016 program and further explore the new discovery and other IP geophysical anomalies on the property. The results of this ongoing drilling program are pending, and once received and validated, will be used to guide further drill targeting.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

During the quarter, just over 3,100 metres of a planned 7,000 metre diamond drilling program were completed. The program's objective is to evaluate the resource potential of the Guapinol, Riscos de Oro and East Dome veins. If the results are positive, they will be used to complete a National Instrument 43-101 resource estimate. In 2017, IAMGOLD expects to vest an initial 51% interest in the project, upon which it may elect to enter the second option to earn up to a 70% interest in the project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.6% equity ownership of INV Metals, has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metal's news release dated July 14, 2016). On March 2, 2017, IAMGOLD participated in INV Metals' public equity offering and acquired an additional 9.8 million common shares, thereby maintaining IAMGOLD's 35.6% ownership in INV Metals.

End Notes (*excluding tables*)

[1] Cost of sales, excluding depreciation, as disclosed in note 27 of the Company's consolidated interim financial statements on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

[2] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[3] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, May 10, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s first quarter 2017 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1362#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "First Quarter 2017 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization

of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.